# First Omega, LLC

## Statement of Financial Condition

## For the Year Ended December 31, 2025

**First Omega, LLC**

**December 31, 2025**

## Table of Contents

| | |
|---|---|
| Facing page and Oath or Affirmation Page | 1-2 |
| Report of Independent Registered Public Accounting Firm | 3 |
| Financial Statements | |
| Statement of Financial Condition | 4 |
| Notes to the Financial Statements | 5-8 |

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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8-70495 |

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING **01/01/25** AND ENDING **12/31/25**
_____MM/DD/YY_____MM/DD/YY____

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **First Omega, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer    ☐ Security-based swap dealer    ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

**1270 Avenue of The Americas. Floor 7**
(No. and Street)

| **New York** | **NY** | **10020** |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| **Mark T Manzo** | **(201) 519-1905** | mmanzo@moppartners.com |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

**LMHS, P.C.**
(Name – if individual, state last, first, and middle name)

| **80 Washington St., Bldg S** | **Norwell** | **MA** | **02061** |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

| **02/24/2009** | **3373** |
| --- | --- |
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
| --- |
|  |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption.  See 17
  CFR 240.17a-5{e}(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Gabriel Indihar , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of First Omega, LLC , as of December 31 , 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
CEO

**This filing\*\* contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

\*\*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



**LMHS, P.C.**
*Certified Public Accountants and Advisors*

## Report of Independent Registered Public Accounting Firm

To the Member
First Omega, LLC
New York, New York

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of First Omega, LLC, as of December 31, 2025, and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of First Omega, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to First Omega, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

*LMHS, P.C.*

LMHS, P.C.

We have served as the First Omega, LLC's auditor since 2021.
Norwell, Massachusetts

February 27, 2026


Members of
AICPA®

80 Washington Street, Building S, Norwell, MA 02061
Phone (781) 878-9111, Fax (781) 878-3666 www.lmhspc.com


A member of
mgiworldwide

# FIRST OMEGA, LLC

## Statement of Financial Condition
## December 31, 2025

### ASSETS

| | | |
|---|---|---:|
| Cash  [Note 2] | $ | 23,363 |
| Receivable from Broker | | 688 |
| Prepaid expenses | | 2,854 |
| Other assets | | 20 |
| | | |
| Total assets | $ | 26,925 |

### LIABILITIES AND MEMBER'S EQUITY

Liabilites:

| | | |
|---|---|---:|
| Current liabilities | | |
| Accounts payable & Accrued expenses | $ | 1,853 |
| Payble to broker | | 2,000 |
| Total liabilities | | 3,853 |
| | | |
| Member's equity : | | |
| Member's equity | | 23,072 |
| | | |
| Total member's equity | | 23,072 |
| | | |
| Total liabilities and member's equity | $ | 26,925 |

*The accompanying notes are an integral part of these financial statements*

# First Omega, LLC
## Notes to the Financial Statements
### December 31, 2025

## 1. Organization

First Omega, LLC (the "Company") was formed as a Limited Liability Company in Delaware on October 18, 2019.

The Company registered as a broker-dealer with the Securities and Exchange Commission in March 2021, and is a member of the Financial Industry Regulatory Authority "FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company engages in the brokerage of United States government securities, corporate debt and equity, and options.

## 2. Significant Accounting Policies

### Basis of Accounting:

The financial statements of the Company have been prepared on an accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

### Cash and Cash Equivalents

The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. At December 31, 2025 the Company had a cash balance of $23,363.

### Revenue Recognition

The Company adopted Topic 606 "Revenue from Contracts with Customers" when it was formed.

Performance Obligations – Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of the good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the company determines the customer has obtained control over the promised good or service. The amount of revenue recognized reflects the consideration of which the Company expects to be entitled in exchange for the promised goods or services.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Commission Income:

The Company intends to buy and sell securities on an agency basis on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

For the period ended December 31, 2025, the Company reported $30 in commission income that was generated from the account of the Company's CEO.

### Other Income

For the year ended December 31, 2025, the Company reported $1,221 in other income. The fees represented a rebate from FINRA for gross income assessment fees.

### Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

### Fair Value of Financial Instruments

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

### Income Taxes

The Company, a limited liability company, has elected to be taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its members. Therefore, no provision or liability for federal or state income taxes is included in these financial statements.

## 3. Fair Value Measurements

The Fair Value Measurements Topic of the FASB accounting standards codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1     Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date

Level 2     Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly

Level 3     Unobservable inputs for the asset or liability

**Determination of Fair Value**

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. It is the company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data, and therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the assets and liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value. The Company had no financial instruments to measure for fair value as of December 31, 2025.

**First Omega, LLC**
**Notes to the Financial Statements**
**December 31, 2025**

### 4. Net Capital Requirements

Pursuant to the Basic Uniform Net Capital provisions of the Securities and Exchange Commission, the Company is required to maintain net capital, as defined, in such provision. Further, the Securities and Exchange Commission Uniform net capital rule (Rule 15c3-1) requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $20,197 which was $15,197 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .16 to 1.

### 5. Lease Obligation

In February 2016, the FASB issued ASU No. 2016-02, "Lease (Topic 842)" which supersedes previous leasing guidance in Topic 840. Under the new guidance, lessees are required to recognize right-of-use assets and lease liabilities on the statement of financial condition for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of operations. The FASB has since issued additional related ASU amendments to clarify and improve certain aspects of the guidance and implementation of Topic 842. The Company's lease obligation is less than 12 months.

The Company has an Office Service Agreement, otherwise known as a License Agreement for, a virtual office that renews month to month. The Company pays a Monthly Office fee of $109. For the year ended December 31, 2025, the Company paid rent of $1,327.

### 6. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company intends to execute transactions with and on the behalf of customers. The Company intends to introduce these transactions for clearance to a clearing firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities will involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.

In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation.

The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transaction and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

### 7. Recent Accounting Pronouncements

**FASB ASU 2023-07, Segment Reporting (Topic 280): improvements to Reportable Segment Disclosures**

The FASB issued ASU 2023-07 on November 27, 2023, which is intended to improve reportable segment disclosure requirements. Under previous guidance, while entities were required to disclose segment revenue and measure of profit or loss, there has been limited disclosure around the reporting of segment expenses. In addition to enhanced disclosures about significant segment expenses, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The purpose of the amendments is to enable investors to better understand an entity's overall performance and assess potential future cash flows. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company has adopted the requirements of the expanded segment disclosures as of December 31, 2024.

8. **Segment Reporting**

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including agency transactions in U.S. government securities, corporate debt, equities and options. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities, using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies

9. **Subsequent Events**

The Company has evaluated subsequent events through February 27, 2026, the date which the financial statements were available to be issued. Based upon the review, the Company has determined that there are no events which took place that would have a material impact on the financial statements, which would require disclosure.

10. **Commitments and Contingencies**

As of December 31, 2025, the Company did not have any commitments, contingencies or guarantees that might result in a loss or future obligation that would have required the Company to include such liability/obligation in its 2025 Annual Report.